FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company
SIERRA WIRELESS, INC. ("Sierra Wireless" or the "Company")
13811 Wireless Way
Richmond, B.C.
V6V 3A4

Item 2. Date of Material Change
August 12, 2021
Item 3. News Release
A press release announcing the change referred to in this report was issued on August 12, 2021. The press release was disseminated via Business Wire and subsequently filed on the Company's SEDAR profile.
Item 4. Summary of Material Change
On August 12, 2021, Sierra Wireless reports second quarter 2021 results.
Item 5. Full Description of Material Change
Sierra Wireless Reports Second Quarter 2021 Results
All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.
Revenue in the second quarter of 2021 was $132.8 million, an increase of 18.9% compared to $111.7 million in the second quarter of 2020.
Quarterly revenue for our two business segments was as follows:
(i) Revenue from IoT Solutions increased by 16.3% to $90.3 million compared to $77.6 million in the second quarter of 2020. The increase in revenue was primarily due to the growth in LPWA and mobile broadband modules as well as IoT connectivity.
(ii) Revenue from Enterprise Solutions increased by 24.6% to $42.5 million compared to $34.1 million in the second quarter of 2020. The increase was primarily due to improved sales of our enterprise gateway products.

Product revenue increased 15.1% year over year to $97.6 million, representing 73.5% of consolidated revenue in the quarter. Connectivity, software, and services revenue increased 30.8% year over year to $35.2 million, representing 26.5% of consolidated revenue. Monthly recurring revenue ("MRR"1) was $11.4 million in June, a year over year increase of 25.3%.
In accordance with U.S. GAAP, the results of operations of the Automotive Business are reported as discontinued operations in our consolidated statements of operations and comprehensive loss for the three and six month periods ended June 30, 2021 and 2020.
Non-U.S. GAAP financial measures referred to in this material change report are labeled as a "non-GAAP measure" or are designated as such with an asterisk (*). Please see "Non-GAAP Financial Measures" for explanations of why the Company uses these non-GAAP measures and "Reconciliation of GAAP and Non-GAAP Results by Quarter" for reconciliation to the most comparable U.S. GAAP financial measures.
Second Quarter 2021 Financial Highlights
•Gross margin was 34.8% in the second quarter of 2021 compared to 36.7% in the second quarter of 2020. The decrease was primarily impacted by increased component costs. IoT Solutions gross margin was 27.0% in the second quarter of 2021 compared to 29.7% in the second quarter of 2020, and Enterprise Solutions gross margin was 51.3% in the second quarter of 2021 compared to 52.7% in the second quarter of 2020.
•Operating expenses were $55.6 million in the second quarter of 2021 compared to $61.1 million in the second quarter of 2020. The decrease reflects the cost efficiency initiatives undertaken over the last twelve months.
•Net loss from continuing operations was $10.0 million in the second quarter of 2021 compared to $17.3 million in the second quarter of 2020 due to lower operating expenses and higher revenue.
•Adjusted net loss from continuing operations* was $1.1 million, or loss of $0.03 per share, in the second quarter of 2021 compared to $13.0 million, or loss of $0.36 per share, in the second quarter of 2020.
•Adjusted EBITDA* was $4.3 million in the second quarter of 2021 compared to a loss of $8.7 million in the second quarter of 2020.
Cash Position
Cash and cash equivalents and restricted cash at the end of the second quarter of 2021 were $118.5 million compared to $112.2 million at the end of the first quarter of 2021, an increase of $6.3 million. The increase in cash was primarily driven by cash flows from operating activities, partially offset by capital expenditures.
Financial Guidance
The impact of the COVID-19 pandemic on our global business continues to remain uncertain. While we continue to experience and evaluate the effects on our business, the overall severity and duration of adverse impacts related to COVID-19 on our business, financial condition, cash flows, and operating results for 2021 and beyond cannot be reasonably estimated at this time.
Demand for our products remains very strong. However, we are experiencing production interruptions due to COVID-19 cases at a contract manufacturing facility in Vietnam. This is impacting our ability to build and ship cellular embedded modules and gateways to our customers in the third quarter of 2021. While limited production has resumed at the Vietnam facility and we are currently building our resilience by ramping up multiple locations, including our new Mexico site for gateways and routers, the ongoing impact of these interruptions is highly
1 MRR is defined as the monthly subscription revenue including usage fees from current subscribers. MRR is a key performance metric to measure our performance and growth in our recurring revenue, both to help investors better understand and assess the performance of our business and also because our mix of revenue generated from recurring sources has increased in recent years. MRR does not have any standardized meaning and is therefore unlikely to be comparable to similarly titled measures presented by other companies. MRR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items. MRR is not a forecast.

uncertain. This is expected to have a material negative impact on our financial condition and results of operations, including production capacity, revenue, gross margin percentage, gross margin dollars, profit, and cash in the third quarter of 2021. Given these uncertain conditions, we will not be providing guidance for the third quarter of 2021.
Non-GAAP Financial Measures
Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented. In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance. The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.
Our non-GAAP financial measures included in this material change report are adjusted net earnings (loss) from continuing operations*, adjusted basic and diluted net earnings (loss) per share from continuing operations*and adjusted EBITDA* (earnings before interest, taxes, depreciation, and amortization).
Adjusted net earnings (loss) from continuing operations* excludes the impact of stock-based compensation expense and related social taxes, phantom RSU expense which represents expenses related to compensation units settled in cash based on the stock price at vesting, restructuring costs, acquisition-related and integration costs, government grants related to COVID-19 relief, CEO retirement/search, impairment, the ransomware incident, certain other non-recurring costs or recoveries, acquisition-related amortization, the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, foreign exchange gains or losses on forward contracts, and certain tax adjustments.
Adjusted EBITDA* from continuing operations is defined as net earnings (loss) from continuing operations plus stock-based compensation expense and related social taxes, phantom RSU expense which represents expenses related to compensation units settled in cash based on the stock price at vesting, restructuring costs, acquisition-related and integration costs, government grants related to COVID-19 relief, CEO retirement/search, impairment, the ransomware incident, certain other non-recurring costs or recoveries, amortization, interest and other income (expense), foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, and income tax expense (recovery). Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures.
We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance.
We disclose these non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Cautionary Note Regarding Forward-Looking Statements
This material change report contains certain statements and information that are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”) and may include statements and information relating to our third quarter fiscal 2021 guidance, the impact of COVID-19 on customer demand, our supply chain, manufacturing capacity (including manufacturing shutdowns or slowdowns), our ability to meet customer demand and our financial results; the impact of the ransomware incident on our business operations; our work to review and evaluate additional security measures and the ability that they will have to protect our IT systems; expectations regarding post-COVID-19 recovery; expectations regarding the Company's cost savings initiatives; statements regarding our strategy, plans, goals, objectives, expectations and future operating performance; the Company's liquidity and capital resources; the Company's financial and operating objectives and strategies to achieve them; general economic conditions; estimates of our expenses, future revenues, financial results and capital requirements; our expectations regarding the legal proceedings we are involved in; statements with respect to the Company's estimated working capital; expectations with respect to the adoption of IoT solutions; expectations regarding trends and growth in the IoT market and wireless module market; expectations regarding product and price competition from other wireless device manufacturers and solution providers; our ability to implement effective control procedures; and expectations regarding the launch of fifth generation cellular embedded modules and gateways. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations, and prospects. We caution you that forward-looking statements may not be appropriate for other purposes.
Forward-looking statements:
• Typically include words and phrases about the future such as "outlook", "guidance", "will", "may", “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible”, or variations thereof.
• Are not promises or guarantees of future performance. They represent our current views and may change significantly.
• Are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:
•the scope and duration of the COVID-19 pandemic and its impact on our business;
•our ability to return to normal operations after the COVID-19 pandemic has subsided globally;
•expected component supply constraints and manufacturing capacity;
•customer demand and our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;
•our ability to effect and to realize the anticipated benefits of our business transformation and restructuring initiatives, and the timing thereof;
•our ability to develop, manufacture, and sell new products and services that meet the needs of our customers and gain commercial acceptance;
•expected macro-economic business conditions;
•expected cost of sales;
•our ability to win new business;
•our ability to integrate acquired businesses and realize expected benefits;
•our ability to renew or obtain credit facilities when required;
•expected deployment of next generation networks by wireless network operators;
•our operations not being adversely disrupted by further ransomware or cyber security attacks;
•our operations not being adversely disrupted by other developments, operating, cyber security, litigation, or regulatory risks; and
•expected tax and foreign exchange rates.
•Are based on our management's current expectations and we caution investors that forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada:
•prolonged negative impact from COVID-19;
•our access to capital, if required;
•competition from new or established competitors or from those with greater resources;
•our reliance on single source suppliers for certain components used in our products;
•our dependence on a limited number of third party manufacturers;
•cyber-attacks or other breaches of our and our vendors' information technology security;
•natural catastrophes or public health epidemics that could impact customer demand, result in production disruption and impact our ability to meet customer demand or capacity to continue critical operations;
•the loss of, or significant demand fluctuations from, any of our significant customers;
•our financial results being subject to fluctuations;
•our business transformation initiatives may result in disruptions to our business and may not achieve the anticipated benefits;
•our ability to respond to changing technology, industry standards, and customer requirements;
•failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues;
•deterioration in macro-economic conditions could adversely affect our operating results and financial conditions;
•our ability to hire and transition in a timely manner experienced and qualified additional executive officers and key employees as needed to achieve our business objectives;
•risks related to the transmission, use and disclosure of user data and personal information;
•disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;
•risks that our investments and partnerships may fail to realize the expected benefits;
•risks related to infringement on intellectual property rights of others;
•our ability to obtain necessary rights to use software or components supplied by third parties;
•our ability to enforce our intellectual property rights;
•unanticipated costs associated with litigation or settlements;
•our dependence on mobile network operators to promote and offer acceptable wireless data services;
•risks related to contractual disputes with counterparties;
•risks related to governmental regulation;
•risks inherent in foreign jurisdictions; and
•risks related to tariffs or other trade restrictions.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G, and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the global partner customers trust to deliver them their next IoT solution. For more information, visit www.sierrawireless.com.
“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Revenue
IoT Solutions	$90,309	$77,629	$164,887	$146,011
Enterprise Solutions	42,476	34,089	75,960	68,728
	132,785	111,718	240,847	214,739
Cost of sales
IoT Solutions	65,884	54,599	118,376	104,796
Enterprise Solutions	20,670	16,111	38,513	34,010
	86,554	70,710	156,889	138,806
Gross margin	46,231	41,008	83,958	75,933
Expenses
Sales and marketing	21,423	21,192	41,244	44,746
Research and development	16,930	22,065	34,414	43,452
Administration	11,025	12,122	27,124	23,912
Restructuring	1,720	245	4,294	851
Acquisition-related and integration	72	185	281	185
Amortization	4,389	5,324	9,013	10,715
	55,559	61,133	116,370	123,861
Loss from operations	(9,328)	(20,125)	(32,412)	(47,928)
Foreign exchange gain (loss)	1,143	3,544	(3,116)	610
Other expense	(1,246)	(283)	(1,889)	(475)
Loss before income taxes	(9,431)	(16,864)	(37,417)	(47,793)
Income tax expense (recovery)	605	427	1,157	(3,292)
Net loss from continuing operations	$(10,036)	$(17,291)	$(38,574)	$(44,501)
Net earnings (loss) from discontinued operations	85	1,684	(1,237)	6,231
Net loss	$(9,951)	$(15,607)	$(39,811)	$(38,270)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	1,233	4,318	(1,667)	(548)
Comprehensive loss	$(8,718)	$(11,289)	$(41,478)	$(38,818)

Basic and diluted net earnings (loss) per share (in dollars)
Continuing operations	$(0.27)	$(0.48)	$(1.05)	$(1.23)
Discontinued operations	—	0.05	(0.03)	0.17
	$(0.27)	$(0.43)	$(1.08)	$(1.05)
Weighted average number of shares outstanding (in thousands)
Basic	36,992	36,341	36,865	36,309
Diluted	36,992	36,341	36,865	36,309

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	June 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$113,747	$160,560
Restricted cash	4,739	10,864
Accounts receivable	74,969	68,575
Inventories	46,941	32,815
Prepaids and other	24,384	11,933
	264,780	284,747
Property and equipment, net	33,029	31,412
Operating lease right-of-use assets	17,113	20,068
Intangible assets, net	71,769	78,081
Goodwill	172,150	175,545
Deferred income taxes	1,103	1,135
Other assets	8,894	10,383
	$568,838	$601,371
Liabilities
Current liabilities
Accounts payable and accrued liabilities	165,937	162,138
Deferred revenue	10,389	9,862
	176,326	172,000
Long-term obligations	43,678	45,646
Operating lease liabilities	16,629	17,054
Deferred income taxes	9,961	10,258
	246,594	244,958
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 37,163,742 shares (December 31, 2020 - 36,619,439 shares)	451,119	441,999
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 41,765 shares (December 31, 2020 – 46,505 shares)	(512)	(542)
Additional paid-in capital	49,824	49,489
Retained deficit	(170,940)	(128,953)
Accumulated other comprehensive loss	(7,247)	(5,580)
	322,244	356,413
	$568,838	$601,371

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Cash flows provided by (used in):
Operating activities
Net loss	$(9,951)	$(15,607)	$(39,811)	$(38,270)
Items not requiring (providing) cash
Amortization	7,267	8,538	14,575	17,023
Stock-based compensation	3,722	3,276	12,237	6,458
Deferred income taxes	(3)	(16)	(3)	(9)
Unrealized foreign exchange (gain) loss	(867)	(4,772)	4,161	361
Other	317	(59)	337	(207)
Changes in non-cash working capital
Accounts receivable	3,548	18,730	(7,196)	26,288
Inventories	(12,703)	(2,881)	(14,235)	(11,555)
Prepaids and other	5,150	(4,858)	(11,084)	(5,659)
Accounts payable and accrued liabilities	18,541	3,256	5,495	6,033
Deferred revenue	235	82	396	(1,216)
Cash flows provided by (used in) operating activities	15,256	5,689	(35,128)	(753)
Investing activities
Additions to property and equipment	(3,972)	(5,728)	(8,681)	(9,727)
Additions to intangible assets	(2,502)	(743)	(2,922)	(1,471)
Proceeds from sale of property and equipment	25	204	39	224
Acquisition of M2M Group, net of cash acquired	—	(172)	—	(18,391)
Acquisition of M2M New Zealand, net of cash acquired	(319)	—	(319)	—
Cash flows used in investing activities	(6,768)	(6,439)	(11,883)	(29,365)
Financing activities
Issuance of common shares, net of issuance cost	799	—	3,601	—
Purchase of treasury shares for RSU distribution	(3,530)	(194)	(7,463)	(220)
Taxes paid related to net settlement of equity awards	(111)	(50)	(1,057)	(626)
Decrease in other long-term obligations	(66)	(83)	(102)	(187)
Proceeds from (repayment of) short-term borrowings	—	(10,000)	—	15,000
Cash flows provided by (used in) financing activities	(2,908)	(10,327)	(5,021)	13,967
Effect of foreign exchange rate changes on cash and cash equivalents	672	766	(906)	(475)
Cash, cash equivalents and restricted cash, increase (decrease) in the period	6,252	(10,311)	(52,938)	(16,626)
Cash, cash equivalents and restricted cash, beginning of period	112,234	72,768	171,424	79,083
Cash, cash equivalents and restricted cash, end of period	$118,486	$62,457	$118,486	$62,457

SIERRA WIRELESS, INC.
RECONCILIATION OF GAAP AND NON-GAAP RESULTS BY QUARTER

(in thousands of U.S. dollars, except where otherwise stated)	2021		2020				2019
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Net loss from continuing operations - GAAP	$(10,036)	$(28,538)	$(11,167)	$(14,483)	$(17,291)	$(27,210)	$(15,316)	$(19,761)
Stock-based compensation and related social taxes	3,807	7,928	6,461	5,085	3,256	3,200	1,773	3,763
Phantom RSU expense	569	206	691	261	141	74	35	55
Restructuring	1,720	2,574	4,800	3,089	245	606	2,251	4,588
Acquisition-related and integration	72	209	115	140	185	—	274	291
COVID-19 government relief	(1,016)	(2,049)	(954)	(6,298)	—	—	—	—
CEO retirement/search	400	1,655	—	—	—	—	—	—
Impairment	—	—	—	—	—	—	877	—
Ransomware incident	1,135	533	—	—	—	—	—	—
Other non-recurring costs	521	299	330	299	152	87	795	279
Amortization	7,267	7,308	7,054	8,030	7,823	7,726	7,849	7,378
Interest and other expense, net	111	110	564	988	283	192	111	122
Foreign exchange (gain) loss, net of realized gain/loss on hedge contracts	(821)	4,816	(2,804)	(3,572)	(3,955)	2,836	(1,580)	2,953
Income tax expense (recovery)	605	552	(7,984)	(633)	427	(3,719)	(262)	3,864
Adjusted EBITDA*	$4,334	$(4,397)	$(2,894)	$(7,094)	$(8,734)	$(16,208)	$(3,193)	$3,532

Net loss from continuing operations - GAAP	$(10,036)	$(28,538)	$(11,167)	$(14,483)	$(17,291)	$(27,210)	$(15,316)	$(19,761)
Stock-based compensation and related social taxes	3,807	7,928	6,461	5,085	3,256	3,200	1,773	3,763
Phantom RSU expense	569	206	691	261	141	74	35	55
Restructuring	1,720	2,574	4,800	3,089	245	606	2,251	4,588
Acquisition-related and integration	72	209	115	140	185	—	274	291
COVID-19 government relief	(1,016)	(2,049)	(954)	(6,298)	—	—	—	—
CEO retirement/search	400	1,655	—	—	—	—	—	—
Impairment	—	—	—	—	—	—	877	—
Ransomware incident	1,135	533	—	—	—	—	—	—
Other non-recurring costs	521	299	330	299	152	87	795	279
Acquisition-related amortization	2,890	3,135	3,306	3,555	3,886	3,889	3,593	3,610
Foreign exchange (gain) loss, net of realized gain/loss on hedge contracts	(821)	4,816	(2,804)	(3,572)	(3,955)	2,836	(1,580)	2,953
Income tax (recovery) expense adjustment	(357)	(393)	(7,784)	200	358	(2,696)	415	3,933
Adjusted loss from continuing operations*	$(1,116)	$(9,625)	$(7,006)	$(11,724)	$(13,023)	$(19,214)	$(6,883)	$(289)

Weighted average number of shares (in thousands) - basic and diluted	36,992	36,736	36,534	36,417	36,341	36,277	36,222	36,179

Basic and diluted adjusted net loss per share from continuing operations (in dollars)*	$(0.03)	$(0.26)	$(0.19)	$(0.32)	$(0.36)	$(0.53)	$(0.19)	$(0.01)

SIERRA WIRELESS, INC.
SEGMENTED RESULTS

(In thousands of U.S. dollars, except where otherwise indicated)	2021		2020(1)
	Q2	Q1	Total	Q4	Q3	Q2	Q1

IoT Solutions (New)
Revenue	$90,309	$74,578	$306,917	$81,561	$79,345	$77,629	$68,382
Gross margin	$24,425	$22,086	$87,146	$23,343	$22,588	$23,030	$18,185
Gross margin %	27.0%	29.6%	28.4%	28.6%	28.5%	29.7%	26.6%
Enterprise Solutions
Revenue	$42,476	$33,484	$141,671	$38,917	$34,026	$34,089	$34,639
Gross margin	$21,806	$15,641	$71,605	$20,023	$16,864	$17,978	$16,740
Gross margin %	51.3%	46.7%	50.5%	51.5%	49.6%	52.7%	48.3%
Total
Revenue	$132,785	$108,062	$448,588	$120,478	$113,371	$111,718	$103,021
Gross margin	$46,231	$37,727	$158,751	$43,366	$39,452	$41,008	$34,925
Gross margin %	34.8%	34.9%	35.4%	36.0%	34.8%	36.7%	33.9%
Revenue by Type:
Product	$97,595	$74,389	$332,544	$87,856	$83,560	$84,820	$76,308
Connectivity, software, and services(1)	$35,190	$33,673	$116,044	$32,622	$29,811	$26,898	$26,713

(1) Previously called 'Recurring and other services'

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable
Item 7. Omitted Information
Not applicable
Item 8. Executive Officer
For further information, please contact
Samuel Cochrane, Chief Financial Officer at Sierra Wireless, Inc., 13811 Wireless Way, Richmond, B.C., V6V 3A4, Telephone: (604) 231-1100.
Item 9. Date of Report
This material change report is dated as of August 16, 2021.